United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14th, 2004	Alcatel

	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Alcatel and Doughty Hanson announce the closing of the Saft transaction

Paris, January 14, 2004 — Alcatel (CGEP.PA et NYSE : ALA) today announced that they had completed the transaction to sell Saft, the subsidiary of Alcatel specialised in batteries to Doughty Hanson for 390 million euros. Saft is the leading manufacturer of industrial and specialty batteries employing 4000 people in 14 sites worldwide.

For Alcatel, this agreement is an additional step in focusing on its core business, the development and deployment of telecommunications systems and services. This disposal will be booked as a discontinued operation for 2003. The proceeds of the transaction will be booked in 2004.

This acquisition is Doughty Hanson’s first private equity investment in France, following Yann Duchesne’s appointment to run its Paris office in 2003.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries.

About Doughty Hanson and Co

Doughty Hanson & Co is an independent fund management company with offices in London, New York, Chicago, Frankfurt, Milan, Munich, Paris, Prague and Stockholm.

Its pan-European and regional strategy was reinforced in January this year when it announced the appointment of Yann Duchesne as Managing Director for France and the opening of its Paris office. Doughty Hanson believes the enterprise culture in France is now firmly established, making conditions for private equity investment very attractive.

Doughty Hanson & Co has 25 investment professionals in its private equity unit overall. Its partners have had many years’ experience in the successful management of international private equity funds and have led and arranged a number of the largest European acquisitions, having completed transactions valued in excess of US$16 billion. The five original partners have worked together since 1985.

About Saft

Saft is a leading, high-end battery manufacturer that operates through three divisions — industrial battery group, speciality battery group and rechargeable battery systems.

It is headquartered in Paris and has industrial plants in France, the UK, the United States, Germany, Sweden, Czech Republic and Israel. It employs over 4,000 people worldwide.